January 24, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Christian Windsor, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4563
450 Fifth Street, N.W.
Washington, DC 20549-3561

Re:	Commerce Bancshares, Inc. Form S-3 Withdrawal Request
File No. 333-140053
Dear Mr. Windsor:
     The undersigned, as Controller of Commerce Bancshares, Inc., hereby requests withdrawal of the following Form S-3 registration statement for the reason, unknown to us at the time we filed the registration statement, that the EDGAR tagging on the file inaccurately reflected that it was a Form S-3 filing rather than a Form S-3ASR filing, as it actually was. Upon withdrawal, we will be re-filing the same document with the correct EDGAR tagging.

Registration Statement	Date Filed	EDGAR Accession No.

Form S-3	1-19-2007	0000950-137-07-000448
     If you should have any questions, please do not hesitate to contact the undersigned.

Very truly yours,
/s/ Jeffery D. Aberdeen
Jeffery D. Aberdeen Controller